FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, BC
V6C 1X8

Item 2 Date of Material Change

January 15, 2020

Item 3 News Release

A news release were disseminated on January 16, 2020 to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 Summary of Material Change(s)

The Company announced that effective immediately it has appointed Terry Krepiakevich to the board of directors as an independent director, subject to regulatory approvals.

The Company also granted options to officers, directors, and employees to purchase 600,000 common shares pursuant to the Company's share compensation plan, with an exercise price of C$7.66 per common share. Each grant vests in four equal installments every six months from the date of issue. Each option is exercisable, once vested, for a period of 5 years from the date of the grant.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that effective immediately it has appointed Terry Krepiakevich to the board of directors as an independent director, subject to regulatory approvals.

Mr. Krepiakevich is currently a member of the board of directors of several publicly listed and private companies, including as Chair of the Audit Committee for Alexco Resource Corp., a TSX-listed and NYSE American-listed mineral resources company since July 2009, and a director of Kaizen Discovery Resource Corp. He was the Chief Financial Officer of SouthGobi Resources Ltd, from 2006 to 2011. He was previously the Chief Financial Officer of Extreme CCTV Inc., a former TSX-listed company, from November 2000 to July 2006 and was also a Director from June 2001 to July 2006. He was the Vice President of Finance and Chief Financial Officer of Maynard's Industries from July 1988 to June 2000. Mr. Krepiakevich also serves on the board of Covenant House, and in the past has served on numerous charitable and private organizations in the Vancouver community. In May 2011, Mr. Krepiakevich was recognized with the BC CFO of the Year Award. Mr. Krepiakevich is a Chartered Professional Accountant, and a certified member of the Institute of Corporate Directors.

The Company also granted options to officers, directors, and employees to purchase 600,000 common shares pursuant to the Company's share compensation plan, with an exercise price of C$7.66 per common share. Each grant vests in four equal installments every six months from the date of issue. Each option is exercisable, once vested, for a period of 5 years from the date of the grant.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel:  604-696-0741

Item 9 Date of Report

January 17, 2020